PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

07022355

SEC MAIL PROCESSING
RECEIVED
APR 0 2 2007
WASH. D.C. 203 SECTION

26th March 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

Premier Oil ~~plc~~ Group (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 23rd March 2007.

"Guinea-Bissau Drilling Update"

Yours faithfully

PROCESSED
APR 1 0 2007
THOMSON
FINANCIAL

for Stephen Huddle
Company Secretary

Enc

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier" or "the Company")

Drilling Update

Guinea Bissau
Premier announces that the Espinafre-1 well in Guinea Bissau is being plugged and abandoned. The well encountered salt shallower than expected and repeated attempts to deviate the well away from the salt dome were unsuccessful due to hole stability problems in shallow formations considerably above the target reservoir.

After completion of operations on Espinafre-1, the Global Santé-Fe Rig Baltic will move to the second well in Premier's 2007 Guinea Bissau programme, Eirozes-1.

UK
The Peveril well on Blocks 39/2 & 39/7 is expected to spud on Monday 26th March targeting a 40 million barrel prospect adjacent to Premier's existing Fife area fields.

Premier's Chief Executive, Simon Lockett, said:

"We are disappointed that the Espinafre-1 well was unable to reach the target horizons. However, we remain hopeful that the much larger second prospect in our Guinea Bissau programme, Eirozes, will generate success. In addition, our high impact well programme continues with the Peveril well in the UK and the Masimpur-3 well in India."

26 March 2007

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

END